By EDGAR – CORRESP

February 6, 2006

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Lisa Vanjoske, Assistant Chief Accountant

Re:	AmerisourceBergen Corporation Form 10-K for September 30, 2004 Form 10-Q for June 30, 2005 File No. 1-16671

Dear Sir or Madam:

Set forth below are the responses of AmerisourceBergen Corporation (the “Company”) to the questions of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 (the “2004 Form 10-K”) that were communicated to the undersigned orally on January 13, 2006. The questions supplement the comments set forth in your letter dated November 23, 2005 (the “Supplemental Comment Letter”), which supplements your initial letter dated October 5, 2005, addressed to the undersigned. We have summarized the questions that were communicated to the undersigned and have set forth our responses below the text of each of the questions.

Form 10-K

Financial Statements – Bulk Deliveries to Customer Warehouses

1. In connection with bulk deliveries, have your customers ever looked to the supplier for the acceptability of products purchased?

Response:

Our bulk deliveries to customer warehouses involve either shipments from the supplier directly to customers’ warehouse sites (“drop-ship”) or shipments from the supplier to the Company for immediate shipment to the customers’ warehouse sites (“dock-to-dock” or “cross-dock”). In connection with drop-ship transactions, the customer will typically approach the supplier first if there is a concern regarding the acceptability of the products purchased. If the customer does not achieve satisfactory resolution with the supplier, the customer will typically approach the Company for assistance. As mentioned in the responses that we provided to the Supplemental Comment Letter, our customers approach us because they are billed by us and, therefore, the customers can deduct the value of short or damaged product from their cash payments to us. In so doing, the customers rely on us to use our significant leverage with the manufacturer to obtain the proper credit to offset those deductions. In connection with cross-dock transactions, the customer will typically approach the Company regarding any potential concerns they may have regarding the acceptability of the products purchased. Any unacceptable products would be returned directly back to us.

2. The guidance in EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” discusses the indicators of gross reporting. One of those indicators is whether “the company is the primary obligor in the arrangement.” The guidance specifically suggests that “representations (written or otherwise) made by a company during marketing and the terms of the sales contract generally will provide evidence as to whether the company or the supplier is responsible for fulfilling the ordered product or service.” Does the company have any marketing or sales contract evidence to support that it is the primary obligor?

We have a contract with our primary bulk delivery customer that clearly indicates we are the primary obligor, as described below. With respect to dock-to-dock orders received from the customer, we will create a purchase order and send it to the supplier by the next business day. With respect to drop-ship orders, we forward the orders immediately upon receipt. In instances where a supplier accepts orders from our customer directly, we will facilitate the processing of such orders as necessary. Contractually, for both drop-ship orders and dock-to-dock orders, we are responsible for invoicing and collecting from the customer. Our customer is entitled to withhold payment to us in situations where the product is unacceptable to them. In dock-to-dock transactions, we are obligated to ship products to the customer within 24 hours of receipt by us and we are subject to significant penalties to the customer if we fail to perform our obligation. Additionally, we are subject to other significant penalties under various provisions of the contract.

3. EITF 99-19 discusses how credit risk can be mitigated based on payment terms. What are your payment terms to the suppliers in comparison to your customers’ payment terms? Do the payment terms mitigate credit risk?

It is important to note that our obligation to a supplier begins when the supplier places inventory on board a common carrier. As a result, the obligation to our suppliers is incurred prior to the collection of payments from our customers. The payment terms to our suppliers are generally 2%, net 30 days. Our primary bulk delivery customer remits payment to us on a weekly basis. It should be noted that the aforementioned payment terms with our suppliers and customer were negotiated independent of each other and payment to our suppliers is not dependent upon our receipt of payment from our customer. This is the case for bulk delivery and operating revenue transactions. Currently, our overall average net days sales outstanding for AmerisourceBergen Drug Corporation customers is 12.6 days, which is also significantly less the our 30 day payment terms with our suppliers. The EITF notes that credit risk is substantially mitigated if a company fully collects the sales price prior to the delivery of the product or service to the customer (in other words, before the company incurs an obligation to the supplier). Our transactions are not analogous to the above situation. As a result, we do not believe that credit risk is mitigated with respect to our bulk delivery transactions.

*                                 *                                 *

Please contact the undersigned at (610) 727-7130 if you should have any questions regarding our responses or if you should have any additional questions or comments after reviewing our responses.

Sincerely,

/s/ Michael D. DiCandilo

Michael D. DiCandilo Executive Vice President and Chief Financial Officer